GALAXY ENTERPRISES INC.

1701 Charles Iam Court

Las Vegas, Nevada 89117

Telephone: 702-596-9628

August 30, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Michael Davis, Esq.

Dear Mr. Davis:

Re:          Registration Statement on Form S-1 (File No. 333-258034)

Further to your letter dated August 16, 2021 concerning our registration statement on Form S-1 dated July 20, 2021, we respond to your comments as follows:

General

1.	We note your statement on the cover page that “the selling shareholders will sell our shares at $0.02 per share until our shares are quoted on the OTC Markets, and thereafter at prevailing market prices or privately negotiated prices.” We also note that you reference the “OTC Markets” throughout your registration statement. On the cover page and throughout your prospectus, please clarify which of the three OTC markets (OTCQX, OTCQB or OTC Pink) you intend to seek quotation. Additionally, we note your numerous statements that selling shareholders will sell at a fixed price of $0.02 per share until your shares are quoted on the “OTC Markets,” and thereafter at prevailing market prices or privately negotiated prices. Please note that the OTCQX and OTCQB marketplaces are considered existing markets for purposes of secondary at the market offerings, but that accommodation has not been extended to the OTC Pink. Therefore, if your securities are quoted on OTC Pink, selling shareholders must continue to sell at the fixed price identified in your prospectus for the duration of your offering. Please revise your prospectus accordingly.

We have revised our disclosure to indicate that we initially intend to seek quotation on the OTC Pink market and to subsequently apply for quotation on the OTCQB market when we meet its criteria for quotation.

We have also indicated that our shares must be sold at the fixed offering price of $0.02 until such time as our shares are quoted for trading on the OTCQB.

Directors, Executive Officers, Promoters and Control Persons, page 17

2.	Please revise the noted biographies to indicate the dates of the various positions held and projects completed.

We have revised the director and officer biographies to indicate the dates of the various positions held and projects completed.

Yours truly,

GALAXY ENTERPRISES INC.

Per: /s/ Gregory J. Navone

Gregory Navone, President